Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated June 1, 2026, with respect to the consolidated financial statements of GNQ Insilico Inc., for the years ended December 31, 2025 and 2024, in this Registration Statement on Form S-4. filed with the Securities and Exchange Commission. Our report dated June 1, 2026, contains an explanatory paragraph describing an uncertainty about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HTL International, LLC

Houston, Texas

July 24, 2026